MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

October 26, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on October 26, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 26th day of October, 2006.

"Peter Tallman"

Peter Tallman, President

dw 11/13

MESSINA MINERALS

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

October 26, 2006

Messina Minerals ("MMI") Tulks East A Zone 2006 Drill Results

Messina Minerals Inc. ("MMI") is drilling base metal massive sulphide targets within Messina's Tulks South Property located in central Newfoundland, Canada including a planned 43,000 meter drill program during 2006. The two-fold objectives of the 2006 exploration program are to:

- define/expand and quantify zinc-lead-copper-gold-silver bearing massive sulphide mineralization on the property, including the Boomerang discovery and
- identify and test significant exploration targets such as Tulks East within Messina's extensive 306 square kilometer area properties.

TULKS EAST MASSIVE SULPHIDE ZONE DRILLING

The Tulks East massive sulphide target is located 21 kilometers northeast of the Company's flagship Boomerang massive sulphide deposit. Messina has completed the Tulks East 2006 program comprised of 2,937.9 meters of core drilling in 7 holes testing the A Zone massive sulphide lens. The A Zone was known from previous work to extend 300 meters from 8900E to 9200E; the October 2006 drilling program tested along strike 250 meters between 9200E and 9450E.

Six of seven drill holes intersected A Zone massive sulphides on all sections drilled between 9200E and 9450E. The A Zone lens has been extended to 550 meters of strike length and remains open to the east beyond 9450E. Assay results for the 7 holes are tabulated below.

Table: Summary of Tulks East A Zone Drill Intercepts and Assays

Hole	Section	From (m)	To (m)	Interval	Cu %	Pb %	Zn %	Ag g/t	Au g/t
TE06-93	9450E				No significant assay				
TE06-94	9450E	362.50	371.20	8.70	0.3	0.04	0.3	14	0.1
TE06-95	9450E	356.40	357.00	0.60	0.3	0.02	1.4	14	0.1
TE06-96	9300E	316.00	357.10	41.10	0.3	0.01	0.5	8	0.1
including		316.00	323.85	7.85	0.5	0.02	2.1	14	0.2
TE06-97	9300E	357.90	370.60	12.70	0.5	0.1	3.2	19	0.4
TE06-98	9300E	378.46	392.70	14.24	0.5	0.2	2.5	22	0.5
TE06-99	9200E	273.90	292.00	18.10	0.4	0.1	3.6	20	0.5
including		274.45	284.70	10.25	0.5	0.1	5.0	15	0.3

The Tulks East A Zone drill program was designed to test for zonation toward a 'higher grade base metal' enrichment. Massive sulphides were intersected in six of seven holes; the averaged assay zinc grades over extended intervals range between 0.5% and 5.0% over lengths ranging from 10.25 meters to 41.1 meters of massive sulphides.

The A Zone is now recognized to lie much closer to surface than previously interpreted. TE06-93 missed the A Zone at 500 meters vertical depth; TE06-94 at 350 meters vertical depth intersected 8.7 meters of massive sulphides on section 9450E, 150 meters shallower than expected.

TE06-96 intersected 41.1 meters of massive sulphides on section 9300E, a record thickness intersection for the A Zone where 30 meter intersections have been previously recorded.

The Company's interpretation that the adjacent high grade B Zone lens represents a faulted segment of one originally large massive sulphide deposit comprised of both the A Zone and B Zone remains valid. Intervals such as from TE06-97 over 1.4 meters at the base of the massive sulphide from 369.2 m to 370.6 m assaying 1.1% copper, 0.3% lead, 6.6% zinc, 35 g/t silver and 1.1 g/t gold may indicate the B Zone was faulted from the base of the A Zone rather than the eastern end.

The Company's focus remains on identifying zinc resources in the immediate vicinity of its Boomerang deposit. The drill used at Tulks East has been moved and is now testing new high-priority targets adjacent to Boomerang (such as Hurricane, see NR October 23, 2006) where all four drills will remain until the December break.

Messina Minerals Inc. acknowledges the financial assistance of $80,000 for the Tulks East drill program from the government of Newfoundland and Labrador's Mineral Incentive Program. More information on this program is provided at http://www.nr.gov.nl.ca/mines&en/programs/jea/

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

— 30 —

MESSINA MINERALS

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

October 26, 2006

Messina Minerals ("MMI") Tulks East A Zone 2006 Drill Results

Messina Minerals Inc. ("MMI") is drilling base metal massive sulphide targets within Messina's Tulks South Property located in central Newfoundland, Canada including a planned 43,000 meter drill program during 2006. The two-fold objectives of the 2006 exploration program are to:

- define/expand and quantify zinc-lead-copper-gold-silver bearing massive sulphide mineralization on the property, including the Boomerang discovery and
- identify and test significant exploration targets such as Tulks East within Messina's extensive 306 square kilometer area properties.

TULKS EAST MASSIVE SULPHIDE ZONE DRILLING

The Tulks East massive sulphide target is located 21 kilometers northeast of the Company's flagship Boomerang massive sulphide deposit. Messina has completed the Tulks East 2006 program comprised of 2,937.9 meters of core drilling in 7 holes testing the A Zone massive sulphide lens. The A Zone was known from previous work to extend 300 meters from 8900E to 9200E; the October 2006 drilling program tested along strike 250 meters between 9200E and 9450E.

Six of seven drill holes intersected A Zone massive sulphides on all sections drilled between 9200E and 9450E. The A Zone lens has been extended to 550 meters of strike length and remains open to the east beyond 9450E. Assay results for the 7 holes are tabulated below.

Table: Summary of Tulks East A Zone Drill Intercepts and Assays

Hole	Section	From (m)	To (m)	Interval	Cu %	Pb %	Zn %	Ag g/t	Au g/t
TE06-93	9450E				No significant assay				
TE06-94	9450E	362.50	371.20	8.70	0.3	0.04	0.3	14	0.1
TE06-95	9450E	356.40	357.00	0.60	0.3	0.02	1.4	14	0.1
TE06-96	9300E	316.00	357.10	41.10	0.3	0.01	0.5	8	0.1
including		316.00	323.85	7.85	0.5	0.02	2.1	14	0.2
TE06-97	9300E	357.90	370.60	12.70	0.5	0.1	3.2	19	0.4
TE06-98	9300E	378.46	392.70	14.24	0.5	0.2	2.5	22	0.5
TE06-99	9200E	273.90	292.00	18.10	0.4	0.1	3.6	20	0.5
including		274.45	284.70	10.25	0.5	0.1	5.0	15	0.3

The Tulks East A Zone drill program was designed to test for zonation toward a 'higher grade base metal' enrichment. Massive sulphides were intersected in six of seven holes; the averaged assay zinc grades over extended intervals range between 0.5% and 5.0% over lengths ranging from 10.25 meters to 41.1 meters of massive sulphides.

The A Zone is now recognized to lie much closer to surface than previously interpreted. TE06-93 missed the A Zone at 500 meters vertical depth; TE06-94 at 350 meters vertical depth intersected 8.7 meters of massive sulphides on section 9450E, 150 meters shallower than expected.

TE06-96 intersected 41.1 meters of massive sulphides on section 9300E, a record thickness intersection for the A Zone where 30 meter intersections have been previously recorded.

The Company's interpretation that the adjacent high grade B Zone lens represents a faulted segment of one originally large massive sulphide deposit comprised of both the A Zone and B Zone remains valid. Intervals such as from TE06-97 over 1.4 meters at the base of the massive sulphide from 369.2 m to 370.6 m assaying 1.1% copper, 0.3% lead, 6.6% zinc, 35 g/t silver and 1.1 g/t gold may indicate the B Zone was faulted from the base of the A Zone rather than the eastern end.

The Company's focus remains on identifying zinc resources in the immediate vicinity of its Boomerang deposit. The drill used at Tulks East has been moved and is now testing new high-priority targets adjacent to Boomerang (such as Hurricane, see NR October 23, 2006) where all four drills will remain until the December break.

Messina Minerals Inc. acknowledges the financial assistance of $80,000 for the Tulks East drill program from the government of Newfoundland and Labrador's Mineral Incentive Program. More information on this program is provided at http://www.nr.gov.nl.ca/mines&en/programs/jea/

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

— 30 —

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

October 23, 2006

Messina Minerals ("MMI") Discovers High Grade Massive Sulphide at Hurricane - adjacent to Boomerang

Messina Minerals Inc. ("MMI") has discovered new high-grade massive sulphide mineralization at the Hurricane target 700 meters along strike from the Company's Boomerang massive sulphide deposit within Messina's Tulks South Property located in central Newfoundland, Canada.

HURRICANE MASSIVE SULPHIDE ZONE DISCOVERY

The Hurricane target is a newly defined near-surface subzone of the Boomerang massive sulphide system and lies 700 meters along strike to the east from Boomerang in the vicinity of 4000E (see NR October 4, 2006). The target is defined by extensive zinc-enriched alteration that is considered to represent the feeder of a massive sulphide deposit. Significant lengths of low-grade zinc mineralization are excellent exploration indicators of nearby massive sulphide deposits in the Boomerang area.

Two holes at Hurricane have intersected high-grade mineralization. GA06-153 intersected 0.30 meters of massive sulphide from 348.2 m to 348.5 m assaying 0.9% copper, 7.2% lead, 16.1% zinc, 240 g/t silver and 0.4 g/t gold on section 4000E at 155 m elevation.

Follow-up hole GA06-176 intersected two high grade intervals of massive sulphide mineralization; 0.50 meters from 322.93 m to 323.43 m assaying 0.7% copper, 14.3% lead, 16.3% zinc, 195 g/t silver and 0.3 g/t gold and a lower interval of 0.33 meters from 329.79 m to 330.12 m assaying 1.3% copper, 11.5% lead, 13.3% zinc, 154 g/t silver and 0.2 g/t gold on section 4100E at 215 m elevation.

Two additional holes, GA06-172 on 4000E which hit extensive alteration and GA06-180 on 4100E which hit massive sulphide, have assay results pending.

The Hurricane massive sulphide intercepts exhibit high polymetallic grades, ranging between 24.2% and 31.3% combined copper+lead+zinc. Hurricane massive sulphides have been intersected along 100 meters of strike length and 70 meters of dip length implying good length and dip continuity of this mineralized zone.

Hurricane massive sulphides lie at relatively shallow depth approximately 225 meters below surface and are located 700 meters east of the Company's Boomerang massive sulphide deposit.

The volcanogenic alteration which allowed Messina's geologists to develop the Hurricane target and led to these massive sulphide intersections, is continuous along strike from the east at section 4400E through Hurricane at 4000E, Boomerang at

3300E, and continues through the Zinc Zone alteration zone to at least 1200E for a 3.2 kilometer strike length. This alteration extends to depth and also envelops the Domino massive sulphide lens which has also been tested by limited drilling.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

October 23, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on October 23, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED this 23rd day of October, 2006.

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

2005venture50
TSX venture exchange

PRESS RELEASE

October 23, 2006

Messina Minerals ("MMI") Discovers High Grade Massive Sulphide at Hurricane - adjacent to Boomerang

Messina Minerals Inc. ("MMI") has discovered new high-grade massive sulphide mineralization at the Hurricane target 700 meters along strike from the Company's Boomerang massive sulphide deposit within Messina's Tulks South Property located in central Newfoundland, Canada.

HURRICANE MASSIVE SULPHIDE ZONE DISCOVERY

The Hurricane target is a newly defined near-surface subzone of the Boomerang massive sulphide system and lies 700 meters along strike to the east from Boomerang in the vicinity of 4000E (see NR October 4, 2006). The target is defined by extensive zinc-enriched alteration that is considered to represent the feeder of a massive sulphide deposit. Significant lengths of low-grade zinc mineralization are excellent exploration indicators of nearby massive sulphide deposits in the Boomerang area.

Two holes at Hurricane have intersected high-grade mineralization. GA06-153 intersected 0.30 meters of massive sulphide from 348.2 m to 348.5 m assaying 0.9% copper, 7.2% lead, 16.1% zinc, 240 g/t silver and 0.4 g/t gold on section 4000E at 155 m elevation.

Follow-up hole GA06-176 intersected two high grade intervals of massive sulphide mineralization; 0.50 meters from 322.93 m to 323.43 m assaying 0.7% copper, 14.3% lead, 16.3% zinc, 195 g/t silver and 0.3 g/t gold and a lower interval of 0.33 meters from 329.79 m to 330.12 m assaying 1.3% copper, 11.5% lead, 13.3% zinc, 154 g/t silver and 0.2 g/t gold on section 4100E at 215 m elevation.

Two additional holes, GA06-172 on 4000E which hit extensive alteration and GA06-180 on 4100E which hit massive sulphide, have assay results pending.

The Hurricane massive sulphide intercepts exhibit high polymetallic grades, ranging between 24.2% and 31.3% combined copper+lead+zinc. Hurricane massive sulphides have been intersected along 100 meters of strike length and 70 meters of dip length implying good length and dip continuity of this mineralized zone.

Hurricane massive sulphides lie at relatively shallow depth approximately 225 meters below surface and are located 700 meters east of the Company's Boomerang massive sulphide deposit.

The volcanogenic alteration which allowed Messina's geologists to develop the Hurricane target and led to these massive sulphide intersections, is continuous along strike from the east at section 4400E through Hurricane at 4000E, Boomerang at 3300E, and continues through the Zinc Zone alteration zone to at least 1200E for a 3.2 kilometer strike length. This alteration extends to depth and also envelops the Domino massive sulphide lens which has also been tested by limited drilling.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —